As filed with the Securities and Exchange Commission on November 25, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 1)

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

WICKES INC.
(Name of Applicant)

706 North Deerpath Drive
Vernon Hills, Illinois 60061
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

10% Convertible Notes Due 2007	Up to a maximum aggregate principal amount of $21,123,000

Approximate date of proposed public offering: November 4, 2003

James A. Hopwood
Senior Vice President and Chief Financial Officer
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061

(Name and Address of Agent for Service)

With a copy to:

Mark B. Butterman
Schwartz, Cooper, Greenberger & Krauss, Chartered
180 North LaSalle Street — Suite 2700
Chicago, Illinois 60601

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3/A
(Amendment No. 1)

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a) The Applicant, Wickes Inc. (the “Company”), is a corporation.

     (b) The Company is incorporated under the laws of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     Upon the terms set forth in an Offering Memorandum dated November 4, 2003, as supplemented, and the related Letter of Transmittal (which together constitute the “Exchange Offer”), the Company is offering to exchange cash and its newly issued 10% Convertible Notes Due 2007 (the “New Notes”) or New Notes for all of its outstanding 11-5/8% Senior Subordinated Notes Due 2003 (the “Existing Notes”). The Company will extend the Exchange Offer to all holders of its outstanding Existing Notes. Each holder of Existing Notes that participates in the Exchange Offer will receive, for each $1,000 principal amount of Existing Notes properly tendered and not withdrawn, either $500 in cash and $250 principal amount of New Notes or $1,000 principal amount of New Notes. If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “New Indenture”) to be qualified under this Application for Qualification on Form T-3 (this “Application”).

     No tenders of the Existing Notes will be accepted before the effective date of this Application.

     There have not been and there are not to be any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the Exchange Offer.

     The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (“Securities Act”), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

     The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Brown, Gibbons, Lang & Company, L.P. for financial advisory services in connection with the Company’s debt restructuring. The Company has also engaged Schwartz, Cooper, Greenberger & Krauss, Chartered, as counsel, HSBC Bank USA, as exchange agent and conversion agent, and D.F. King & Co., Inc. as information agent, in connection with the Exchange Offer.

     All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Notes in the Exchange Offer.

     No holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

AFFILIATIONS

ITEM 3. AFFILIATES.

     (a)  Set forth below are all subsidiaries of the Company, all of which are wholly owned by the Company.

Company	Jurisdiction of Incorporation

Lumber Trademark Company	Illinois

GLC Division, Inc.	Delaware

     See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     (a)  The following table sets forth the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The address for each director and officer listed below is c/o Wickes Inc., 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

     The directors and executive officers of the Company are as follows:

Name	Position

Robert E. Mulcahy III	Chairman of the Board

Jon F. Hanson	Director

William H. Luers	Director

Claudia B. Slacik	Director

James O’Grady	President and Chief Executive Officer

James A. Hopwood	Senior Vice President and Chief Financial Officer

George B. Watt	Controller and Assistant Vice President

John L. Bavester	Vice President Merchandising

Timothy A. White	Secretary

Daniel G. Crunkilton	Assistant Vice President

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a)  Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company’s voting securities as of October 15, 2003:

			Percentage of Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned

Imagine Investments, Inc.
8150 North Central Expressway
Suite 1901
Dallas, Texas 75206	Common Stock	3,879,743(1)	46.7%

Barry Segal
Bradco Supply Corporation
13 Production Way
Avenel, New Jersey 07001	Common Stock	1,301,801(2)	15.7%

(1)	According to a Schedule 13D dated October 30, 2003, Imagine Investments, Inc. (“Imagine”) is a wholly-owned subsidiary of Stone Investments, Inc., which is owned through various intermediaries by entities controlled by James M. Fail. The shares beneficially owned by Imagine include 53,700 shares subject to an option and 467,000 shares owned by Stone Investments, Inc. but do not include 375,000 shares (approximately 4.5% of the outstanding Company Common Stock) owned by Robert T. Shaw, the President of Imagine and do not include 10,500,000 shares that may be issuable to Imagine in connection with a financing between Imagine and the Company scheduled to close on or before December 12, 2003, the terms of which have not been finalized.

(2)	According to a Schedule 13D dated September 11, 2003, Mr. Segal’s beneficial ownership includes 50,000 shares owned by Bradco Supply Corporation of which Mr. Segal is the Chief Executive Officer and 6,000 shares owned by Mr. Segal’s son.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a)  Within the three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this Application.

     (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a)  The following table sets forth certain information with respect to each authorized class of securities of the Company as of October 15, 2003.

Title of Class	Amount Authorized		Amount Outstanding

Common Stock, par value $0.01 per share	20,000,000	shares	8,307,984	shares

Senior Secured Notes due 2005	$100,000,000		$36,974,000

11-5/8% Senior Subordinated Notes Due 2003	$100,000,000		$21,123,000

     (b)  Each share of Company Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including election of directors. Approval of each of the matters to be acted upon at an annual or special meeting of stockholders will require a majority of the votes represented at such meeting to be cast in favor of the matter, except (i) that directors will be elected by a plurality of votes cast and (ii) as otherwise required by statute.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     The New Notes will be issued pursuant to the New Indenture to be entered into between the Company, as issuer, and HSBC Bank USA. The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture. The following description is qualified in its entirety by reference to the New Indenture, which is attached as an exhibit hereto.

     (a)  Events of Default (Section 6.01); Withholding of Notice of Default (Section 7.06)

     Pursuant to the New Indenture, an “Event of Default” means any one of the following events:

(1) The Company defaults in the payment of interest on any Securities when the same becomes due and payable and the Default continues for a period of 30 days; or

(2) The Company defaults in the payment of the principal amount of any Securities when the same becomes due and payable, at maturity, upon redemption or otherwise; or

(3) The Company fails to observe or perform any other covenant or agreement contained in the Securities or the New Indenture and the Default continues for a period of 30 days after written notice thereof specifying such Default has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities; or

(4) The Company or any Subsidiary (A) admits in writing its inability to pay its debts generally as they become due, (B) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (C) consent to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (D) consents to the appointment of a Custodian of it or for substantially all of its property, (E) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (F) makes a general assignment for the benefit of its creditors, or (G) takes any corporate action to authorize or effect any of the foregoing; or

(5) A court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any Subsidiary in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary, (B) appoint a Custodian of the Company or any Subsidiary or for substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days.

     If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to each Securityholder notice of the uncured Default or Event of Default within 60 days after it occurs. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Security, including an accelerated payment and, except in the case of failure to comply with Article Five of the New Indenture, the Trustee may withhold the notice if and so long as its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Securityholders.

     (b)  Authentication and Delivery of the Securities and Application of Proceeds (Section 2.02)

     The Trustee shall authenticate up to $21,123,000 aggregate principal amount of the Securities, upon a written order of the Company. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Securities.

     A Security shall not be valid until authenticated by the manual signature of the Trustee and the signature shall be conclusive evidence that the Security has been authenticated under the New Indenture. The Security will also be signed by an officer of the Company.

     There will be no cash proceeds from the issuance of the Securities.

     (c)  Evidence of Compliance with Conditions and Covenants (Section 4.03)

(1) The Company shall deliver to the Trustee, within 120 days after the end of the Company’s fiscal year, an Officers’ Certificate stating that a review of its activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the New Indenture and further stating that the Company has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers’ Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

(2) The annual financial statements delivered pursuant to Section 4.05 of the New Indenture shall be accompanied by a written report of the Company’s independent accountants (who shall be a firm of established national reputation reasonably satisfactory to the Trustee) that in conducting their audit of such financial statements nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4, 5 or 6 of the New Indenture insofar as they relate to accounting matters or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

(3) (i) If any Default or Event of Default has occurred and is continuing; (ii) if any Holder seeks to exercise any remedy under the New Indenture with respect to a claimed default under the New Indenture or the Securities or (iii) if the trustee for or the holder of any other evidence of Indebtedness of the Company or any Subsidiary seeks to exercise any remedy with respect to a claimed default, the Company shall deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission followed by hard copy by registered or certified mail an Officers’ Certificate specifying such event, notice or other action within five Business Days of its becoming aware of such occurrence.

ITEM 9. OTHER OBLIGORS.

     There is no other Obligor on the New Notes other than the Company.

     Contents of Application for Qualification. This Application for Qualification comprises:

     (a)  Pages numbered 1 to 8 consecutively (including an attached Exhibit Index).

     (b)  The Statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997).

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C *	Form of New Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum, dated November 4, 2003.

Exhibit T3E-2*	Letter of Transmittal, dated November 4, 2003.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2003.

Exhibit T3E-4*	Letter to Clients, dated November 4, 2003.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated November 4, 2003.

Exhibit T3E-6**	Supplement to Offering Memorandum, dated November 25, 2003.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.
**	Filed herewith.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Wickes Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Form T-3/A (Amendment No. 1) to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Vernon Hills, and State of Illinois, on the 25th day of November, 2003.

WICKES INC.

By:	/s/ James A. Hopwood
Name: James A. Hopwood
Title: Senior Vice President and Chief Financial Officer

Attest:	/s/ Timothy A. White
Name: Timothy A. White

Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997)

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C *	Form of New Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum, dated November 4, 2003.

Exhibit T3E-2*	Letter of Transmittal, dated November 4, 2003.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2003.

Exhibit T3E-4*	Letter to Clients, dated November 4, 2003.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated November 4, 2003.

Exhibit T3E-6**	Supplement to Offering Memorandum, dated November 25, 2003.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.
**	Filed herewith.